Exhibit 2

FOR IMMEDIATE RELEASE

1 July 2013

ANNOUNCEMENT

WPP plc (“WPP”)

On 28 June 2013, WPP was notified that awards were granted to the executive directors under the WPP plc Executive Performance Share Plan (the “EPSP”). The 2013 EPSP awards were granted as nil cost options, which are exercisable over WPP shares or ADSs.

The extent to which the options will become exercisable in 2018 will depend on WPP’s performance, as measured by three independent performance measures (comparative total shareholder return, growth in earnings per share and return on equity), over 5 years from 1 January 2013 to 31 December 2017.

The 2013 EPSP awards were granted as follows:

Director	Number of shares (nil cost options)
Sir Martin Sorrell	1,032,540 WPP Shares
Paul Richardson	52,026 WPP ADSs
Mark Read	78,355 WPP Shares

Dividend awards were also granted to each of the three directors alongside their 2013 EPSP awards.

At today’s date, Sir Martin Sorrell and his family interests are interested in or have rights in 18,556,204 WPP shares (inclusive of the shares he is entitled to received pursuant to the awards granted under LEAP in 2004, 2005, the UK part of the 2006 award and the 2007 award, receipt of which have been deferred). Sir Martin Sorrell’s family interests and rights represent 1.3920% of the issued share capital of WPP. The JMCMRJ Sorrell Foundation holds 1,005,936 WPP shares, representing 0.0755% of WPP’s issued share capital.

At today’s date, Mr Richardson’s beneficial holding is 136,274 WPP ADSs, representing 0.0511% of WPP’s issued share capital.

At today’s date, Mr Read’s beneficial holding is 108,184 WPP shares, representing 0.0081% of WPP’s issued share capital.

Contact:

Feona McEwan,                         +44 (0)207 408 2204

WPP